                                  Filed by: Global Marine Inc.
                                  This Communication is filed pursuant to Rule
                                  425 under The Securities Act of 1933, as
                                  amended, and deemed filed pursuant to Rule
                                  14a-12 of the Securities Exchange Act of 1934.

                                  Subject Company: Global Marine Inc.
                                  Commission File Number: 1-5471


FORWARD-LOOKING STATEMENTS

The following communication includes statements that may be deemed to be "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding the consummation of the transaction, its effect on future earnings, cash flow or other operating results, the expected closing date of the transaction, any other effect or benefit of the transaction, the tax treatment of the transaction and the combined company, market prospects, and any other statements that are not historical facts. Global Marine Inc. and Santa Fe International Corporation strongly encourage readers to note that some or all of the assumptions upon which such forward-looking statements are based are beyond their ability to control or estimate precisely, and may in some cases be subject to rapid and material changes. Such assumptions include but are not limited to costs and difficulties related to the integration of acquired businesses, costs, delays and other difficulties related to the merger, closing conditions not being satisfied, failure to obtain and retain expected synergies, general market conditions prevailing in the marine and land drilling industries (including dayrates and utilization) and various other trends affecting the marine and land drilling industries, operating hazards and delays, risks associated with international operations, actions by customers and other third parties, the future price of oil and gas, and other factors detailed in Global Marine Inc.'s and Santa Fe International Corporation's filings with the Securities and Exchange Commission (SEC), which are available free of charge on the SEC's website at www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. Global Marine Inc. and Santa Fe International Corporation undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

In connection with their proposed merger, Global Marine Inc. and Santa Fe International Corporation will file a joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents containing information about Global Marine Inc. and Santa Fe International Corporation, without charge, at the SEC's web site at www.sec.gov. Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus may also be obtained for free by directing a request to either: Investor Relations, Global Marine Inc., Michael
R. Dawson, Phone: 281-596-5100, Fax: 281-596-5163, or Investor Relations, Santa Fe International Corporation, Richard Hoffman, Phone: 972-701-7950, Fax:
972-701-7737.

PARTICIPANTS IN SOLICITATION

Global Marine Inc. and Santa Fe International Corporation and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed merger. Kuwait Petroleum Corporation may also be deemed to be a participant in the solicitation. Information concerning Global Marine Inc.'s participants in the solicitation is set forth in Global Marine Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 4, 2001, and information concerning Santa Fe International Corporation's and Kuwait Petroleum Corporation's participants in the solicitation is set forth in Santa Fe International Corporation's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 4, 2001.


                                     * * *

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--------------------------------------------------------------------------------
GlobalSantaFe Conference Call
UNEDITED TRANSCRIPT
September 4, 2001
--------------------------------------------------------------------------------

                                    BOB ROSE

Thank you and good morning. I appreciate you all being here today. We're going to work this back and forth between the audience we have present and the telephone lines. And we understand there's something like in excess of 400 people on the telephone lines plugged into the conference today. I'm sure all of you have seen the news about our two companies joining forces and this truly is a merger of equals in every sense of the word. Sted Garber and I are delighted to be here to introduce to you this new and exciting company. GlobalSantaFe Corporation is a powerful combination of people and equipment providing size and scope to compete in the rapidly consolidating energy sector. I will assume the position of Chairman of the Board and Sted Garber will be the Chief Executive Officer of the new company. Our General Counsels couldn't be here today but they send their regards.

You have this in your packet and you can read it at your leisure. The concept of putting these two companies together is 40 plus years old. We share a common DNA, both being the spin offs from

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Unocal in 1946 and 1951. Our first chief executive officers were former Unocal employees. But the concept of merging Global and Santa Fe has an equally long history.

In fact, Sted and I are the third consecutive set of chief executive officers to contemplate this combination. Our operating philosophies and cultures are very similar, and I think that's an important point because it minimizes the transaction risk in putting these two companies together. We are both extremely excited about the stronger company this merger will create, and the combination will provide a platform which will enable GlobalSantaFe to continue to grow through acquisitions, further mergers and newbuilds. GlobalSantaFe Corporation will be the second largest off shore drilling contractor in the world with a major presence in every key drilling market with a fleet of over 100 owned or operated rigs will truly be an industry leader. The combination is accretive to both companies in earnings and substantially accretive to the combined company in cash flow. The merger will greatly improve liquidity and ... in providing enhanced shareholder value. Having said all this, let me turn it over to Sted Garber, our new chief executive officer, to talk about this dynamic combination.

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                                  STED GARBER

Thanks, Bob ... Thanks, Bob. First I'm going to, um, run through the highlights of the deal. I know you've all read the press release, but just to review them.
 .665 shares of the new company stock will be exchanged for each Global Marine share.

This will result in a ownership of 49.4 percent to former Santa Fe shareholders,
50.6 percent to former Global Marine shareholders. Based on the closing price on Friday of the Santa Fe stock, that would equate to a deal of approximately six billion dollars. The company will remain domiciled in the Cayman Islands. Board representation will be seven directors from each of the current company boards. From a tax standpoint, it will be a taxable transaction to the Global Marine shareholders. It will be a tax-free transaction to the Santa Fe shareholders, and we expect to close the deal by the end of 2001. One of the points I want to make as you look at this, look at the director representation. It's equal. The split between the shareholdings of each of the companies is about as equal as you can get. As we go through the management structure later in the presentation you'll see that is well balanced from both sides. The point that I'm going to make now and we'll continue to emphasize: this is a true merger of equals. Lots of companies have talked about mergers of equals.

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This is going to show the world exactly how a merger of equals gets done.

We think that there are a number of tremendous benefits that result from this combination. First, with more equipment and more capabilities and greater worldwide spread, plus the combined experience that we have, we will be very, very well able to serve our customers in all of the markets of the world. We have very complementary assets and markets. There's not much overlap in this deal. Um, the primary overlap areas in the North Sea where we would have a truly commanding presence, but with Global's tremendous presence in the Gulf of Mexico and West Africa, Santa Fe's very strong presence in the Mediterranean, the Middle East, Southeast Asia ... we have a ... ability to cover the world. Also from the standpoint of rig type, we will be able to offer our customers every rig type that they can conceivably imagine, from large jackups, smaller jackups, HDHE jackups, to deep water drill ships, our new deep water semis and a good fleet of existing, uh, semi-submersible rigs plus another drill ship. So we believe that this fleet is going to be an extremely versatile fleet that can serve our customers.

I agree with Bob that we have a very similar operating philosophy. As we've talked to each other,

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it's just been a delight to work with Global and see how our people have meshed, and as we've done our due diligence learned more and more good things about the other company, as opposed to, uh, any issues or problems. We think that the financial position that we will have is absolutely outstanding. We will have the strongest balance sheet in the business, with a total book equity of around 4.3 million dollars and debt of around 900 million, cash of around 600 ... debt to capital around 17 percent, we have a very, very strong platform for future growth, both internal and external.


One of the things that has been a ... a, uh, sometimes a criticism of Santa Fe is when the markets are really strong and moving quickly, our earnings have tended to lag. What this merger does is it gives a good balance between the earnings visibility provided by the type of longer term contracts that you generally have in the ... in the international market with the more rapid upside that appears in the Gulf of Mexico market when that market is strong. So we see a very, very good balance there. And then finally with 233 million shares outstanding, the, uh, the liquidity that this deal provides to our shareholders should be a very, very significant advantage for the, uh, trading of the stock.

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I mentioned earlier that we have a true balanced lineup, and it's also one of the most experienced lineups in the business. With Bob as chairman, myself as CEO, the chief operating officer comes from the Global side, the executive vice president for finance and administration from the Santa Fe side and on down the list. You see representatives from both companies. Uh, as we go forward, we expect to keep a very balanced approach to this, selecting the very best people from each side as we round out the organization and plan for the ... for the transition. We have a very experienced and deep management team, and in our business people really are key. But having said that people are going to key, are key, I'm going to talk a little bit about our fleets. You see on the map here, and as Bob said earlier, we will own or operate 103 drilling rigs around the world, 90 of which we own. We have tremendous coverage, and I think that this is a ... another factor that is really going to en--, enhance our ability to serve our customers and enhance the value for our shareholders.


Looking more specifically at rig type ... as you can see we've got 13 floating rigs, 45 jack up rigs, 31 land rigs and one platform. But more importantly, 63 percent of our fleet is contracted for the next 12

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months, which gives us tremendous near term visibility as we move into the future and as people have some concerns about what's going to happen to near term earnings. As I mentioned earlier, we have a very strong jack up fleet. Actually it will be the second largest jack up fleet in the industry. But more importantly, today every single one of those jackups is under contract. So we believe that we not only have the volume, but we have a tremendous ability to market these rigs and operate them for our customers and our customers want to employ these rigs. If you take a look at the top end of our fleet, what I'm talking about now is our premium rigs, greater than 300 foot inter--, uh, IC jackups, also including our HDHE rigs, Santa Fe is without a doubt the leader in terms of premium jackup rigs. And when you add the two newbuild, uh, rigs that we have under contract to build, we even increase that margin. So again, when I talk about the premium fleet, this is the part of the world fleet that will be lasting longer, that, that works longer in any part of the cycle, and we believe that this position is one of the, um, the great strengths of the, of the combination.

We also have a very strong position in the semi-submersible market. As you can see here, in terms of absolute rig count we'll be number three, and, uh,

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more importantly we are adding to this fleet with the new drill ships of, uh, of
Global and the newbuild development drilling rigs, deep water development rigs of Santa Fe, we believe that we're creating a very strong presence in the highly technical end, the very ... best equipment end of the, of the deep water market, and that's another strength of this combination and a strength for our customers and for our shareholders.

I mentioned earlier the, the ... the fact that ... this is a very, very complementary deal, and what we show here is the markets where Global currently has rigs, the market where Santa Fe currently has rigs, and, uh, and the combination. As you can see, as I mentioned, the North Sea is really the only area where there's significant amount of overlap. And what this does is, is, is this really enhances our ability again to stabilize our earnings. We can be active in any market. If one particular market is soft or weak, we, we really
 ... we're, we're spread around the world. And, uh, we believe that this again will, will greatly enhance our ability to serve our customers in all of these markets.

After the merger, we will still be the largest of the international drilling contractors with the larger percent of our fleet in international waters than, uh,

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than any of the other rigs. However, we're now better able to balance our international markets with the longer term contracts and more stability with the more rapid upside that comes from a very significant participation that we will have in the Gulf of Mexico. We think this is a very, very good split going forward and again, uh, just about optimum. This company, as I've mentioned several times, is interested in, in being able to serve our customers everywhere in the world. You see here a very, very strong customer list. And I really like this balance, because you see a very large number of the super majors and majors. Those are the companies that primarily in the international area, also in the Gulf of Mexico area as far as deep water goes, tend to give you longer term contracts. Those longer term contracts give you greater stability of, uh, of, of results and greater visibility of future earnings. On the other hand, we have a very nice sampling of independents. 30, 31 percent of, uh, of our, uh, revenue will come from or is currently coming from independents.

Those are the ones that turn their programs on more quickly, and as the Gulf of Mexico starts to take off again, we anticipate that the, the return of the, uh, independents back to heavy capital investing will really be able to, to, to move up the overall performance of our company. Just taking a little bit

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of look of, of, uh, of, of how the, uh, the cash flow breaks down. As you can see, we're still slightly over half from jackups, um, around a third from semis, and the rest split between drilling services and land. We think this is a ... a very good mix, uh, by region, and again obviously regions can move around in terms of their contribution, but again I think we have a ... a very good balance, uh, across our, across our regions.

What this shows is that, that, that we're not relying on any, any particular market. We're not over-relying on any particular market. We've got a good balance, and, um, and this enables us to capture upside in whatever market it occurs. I don't think there's any question, as Bob said, that this company will be recognized as a true industry leader. Here's some of the performance measures that we believe support this claim. As I just mentioned, in terms of the international markets we will have the largest percentage of our rigs in international markets. We have the largest fleet of premium jackups in the world. We believe that with our balance sheet of, uh, 17 and a half percent, seven ... a little under 18 percent debt to total capital, we'll have the strongest balance sheet in the business in terms of where it is now and our ability to grow on into the future. Uh, second place in ... overall number of offshore rigs,

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uh, second place in ... tot--, total market capitalization and also second place in the revenue for the latest 12 months. This is a true powerhouse. Real size and strength in terms of the combined organization.

What we show here is a little bit of historic, uh, revenue and EBITDA. Uh, as you can see here, uh, the combined company will ... each company individually has had a pretty good record over this period. You put the two companies together and you've got a, a tremendous record, and, uh, we believe that this will carry on into the future. And as Bob mentioned, the deal itself will be accretive, mildly accretive to earnings in 2002 and very strongly accretive to cash flow in 2002. I mentioned earlier the balance sheet. We're pretty proud of that, and here are the numbers for you to take a look at again. Uh, total debt
 ... debt to total cap around 17 and a half percent. A very strong balance sheet, which gives us the resources to serve our customers as we go into the future, to sustain us in whatever down turns may occur in the markets, and it really gives us the ability to invest to accelerate our growth in up cycles. We have tremendous potential.

I'm just going to touch briefly on capital requirements. What you see here is our anticipated

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spending on, uh, maintenance and upgrade for the next four years. Those are obviously estimates. Uh, in the yellow you have the spending commitments for our newbuild program and combined we have a fairly significant capital program. The important point to make here is that the combined company anticipates it will be able to fully fund this program with cash on the balance sheet and internal cash flow. We're not going to have to go to the debt markets to do any of this capital spending.


I want to talk a little bit about some of the key synergies. The more we think about what we're doing here, and as we put this together we keep coming up with more and more synergies, but I'm just going to focus on some of the really important ones and try to, try to make sure you understand them in some detail. When we talk about greater flexibility to deploy rigs worldwide, what we mean is we have an established long term experienced operating base and marketing base in every country in the world now. That means that if we want to move a rig from one market to another, we don't have to concern ourselves with setting up a base, uh, working our arrangements out with a local authorities and customs and the like, uh, local hiring, et cetera. Believe me, it's difficult to rig, move a rig to the market where you don't have an established

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presence. So when we wanted to move a rig previously out of the Gulf of Mexico, the main places to go would be the North Sea or West Africa, because that's where Global had its established bases. It would have been much more difficult for them to move to another area. Similarly, uh, Santa Fe would not have moved a single rig into the Gulf of Mexico. But with a combined company, we have a base that could receive the rig anywhere, which greatly enhances our ability to, to move rigs when the market determines ... shows us that, that it's appropriate.

With regard to our newbuilds, um, and I think I mentioned this before in talking about them that we anticipate that both the semis and the jackups will be bid into the Gulf of Mexico. One of the things that Santa Fe was starting to do was to plan on how it was going to build a Gulf of Mexico organization to receive those rigs. We don't have to do that now. We the combined company has one of the strongest and most experienced Gulf of Mexico organizations in existence, and that will greatly, greatly help in, uh, in, in bringing whatever rigs into that market that we want to bring into that market.

I want to talk a little bit about the newbuild semis. Uh, again we don't have ultra deep water operations

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in our portfolio at the moment, and these rigs, while we've, we've, we believe we've hired a number of, uh, experienced people at operating deep water semis, the fact that we have to, to rely on, the ability to rely on the existing Global experience in deep water semis reduces the ... whatever perceived operating risk that we would have as our new semis come into the market, because we've got a tremendously experienced operator in, uh, in deep water drilling. So again, another synergy. Uh, we're already a Cayman company. Global has a significant international fleet. That international fleet will be able to work under our international tax structure, so again that's a, that's a tremendous synergy. I could go on and on. G&A savings ... uh, there's not a lot of overlap, but we do expect as we announced to get about 25 million dollars of savings. Uh, the combined companies G&A and overhead is about 120 million. Uh, most of the overlap is in, is in Houston and Aberdeen, and, and there are, there, there are other savings, uh, beyond that.

So the point is as, as we create the transition teams that, that, that go through exactly how we, we run the two companies together, how we develop our savings, I'm sure that we will come up with additional opportunities. Um, these two companies are a perfect fit, and, uh, there's just, just no, no question

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that that's the case. Bottom line? We're a customer focused organization, and we think that this company establishes the very most diverse dynamic partner that our customers can have. It creates leadership in both size and diversification in all of the key markets of the world. It enhances our combined deep water scale and expertise. Financial strength I mentioned earlier, to seize new growth opportunities, both internal and external. And finally, it provides our shareholders with improved liquidity and substantial ... accretion in cash flow. GlobalSantaFe is a powerful combination of people and equipment, providing both size and scope to compete in the rapidly consolidating energy sector. That concludes our remarks. I'd be happy to take any questions now if you'd direct them to me ... I'll ... okay. I have a, uh, spot here for Richard? Uh, we need to read the forward looking statement material.

                                RICHARD HOFFMAN

For the benefit of those, uh, listening in on the teleconference who have not had the opportunity to read the forward looking statement, I will take a moment to read it to you. This presentation includes, uh, includes statements that may be deemed to be forward looking statements within the meaning of Section 27A of the Securities Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934 as amended.

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Such forward looking statements include without limitation statements regarding the consummation of the transaction, its effect on future earnings, cash flow or other operating results, the expect, expected closing date of the transactions, any other effect or benefit of the transaction, the tax treatment of the trans--, transaction and the combined company market prospects and any other statements that are not historical facts. Global Marine and Santa Fe International corporations strongly encourage readers to note that some or all of the assumptions on which such forward looking statements are based are beyond the ability to control or estimate precisely and may in some cases be subject to rapid and material changes. Such assumptions include but are not limited to cost and difficulties related to the integration of acquired business, cost, delays and other difficulties relating to the merger, closing conditions not being satisfied, failure to obtain and retain expected synergies, general market conditions prevailing in the marine and land drilling industries, including day rates and utilization, and various other trends affecting the marine and land drilling industries, operating hazards and delays, risk associated with international operations, actions by customers and other third parties, the future price of oil and gas and other factors detailed in Global

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Marine and Santa Fe International Corporation's filing with the Securities and
Exchange Commissions ... Commission which are available free of charge on the SEC's website at www.sec.gov. Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. Global Marine and Santa Fe International Corporations undertake no obligation to publicly update any forward looking statements, whether as a result of new information, future events or otherwise. Thank you very much.

                                      STED

Thank you, Richard.

                                    OPERATOR

Ladies and gentlemen, at this time if you do have a question, please press the one followed by the four. As a reminder, this conference call is being recorded.

         ARVIND SANGER, Deutsche Bank Uh, Bob, uh, you've been, uh, not a fan of speculative newbuilding, uh, in the past. Uh, obviously some have accused, uh
 ... Santa Fe of, you know, indulging in that practice. Uh, secondly ... somewhat related, uh, to Sted ... uh, Santa Fe is not in the turnkey business. Where do you think the synergies ... in turnkey, which is a business that

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most of the other drilling contractors have gotten out of?

                                      STED

Bob, I think you should start with that one.

                                      BOB

I'm happy to take it on. As you might expect, Arvind, the ... issue of the newbuilding program was a concern to the board of directors of Global Marine anticipating and considering this merger. We did ex--, exhaustive due diligence in looking at ... the, the plans and became very comfortable with the types of rigs being built, both the jackups and the ultra deep water semis, which are really ... aimed at a niche ... in the, uh, in the developmental and production phase, and we also became very comfortable with the state of the engineering that had been done. And we, we believed that the combination, because of the additional size and scope the corporation would have and also the combination because of the deep water construction and operating expertise that would, the combined company would have, would make that a risk well worth taking. So we believe for this company that's a very appropriate action to take. As it relates to the options on those rigs, the combined companies' board of directors will have a view of that in light of the prevailing market conditions at the time those options would have to be exercised.

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And to, and to sort of address your ... your question about turnkey, there isn't any synergies in turnkey between the two companies. However, there is some synergies in Aberdeen, where both companies are engaged in project management type projects. Uh, similarly there are ... very few synergies in the land drilling business. However, both companies have been very good at those businesses. Both companies believe that they can continue to provide a service to our customers in those businesses, and there are no plans to do anything other than to continue to operate those as we have in the past.

                                       BOB

How about Kevin?

                                  KEVIN SIMPSON

Thanks, and congratulations. Kevin Simpson from Merrill Lynch. Um, couple questions. I guess the first one being you did talk, both of you, about external opportunities and ... do you think realistically ... you really have to get things under your belt, you know, before you can go out and, and, you know, and look? I think just on timing ... when, when, you know, would you think that would happen? And then on the external opportunities ... um, it looks like, you know, the fleet strong jack up is a little bit ... let's, you know, good position but not quite as good on

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semi subs. Um, you know, is there any way you'd be, you know, kind of focused here in terms of, uh, fleets ... you know, fleet composition, you know, or, or geographies?

                                      STED

Well, Kevin, I think you said it all in the first words. First focus is to get this deal probably ... properly integrated and organized. We believe that will be able to done, be done fairly quickly because of the culture that we have. The way I've seen these organizations working together so far is, is, is just fantastic, and therefore I think that the integration period will last slower than people might expect for, uh, for a merger of this size. Now as to what opportunities lie out there in terms of, of adding to our fleet ... it's difficult to say right now. Uh, we believe that they, they will be out there. I didn't answer that very well, but I think that's about all the answer there is right now.

                                       BOB

We'll be receptive to any calls that any CEO wants to make in terms of joining a dynamite powerhouse. (Laughter)

                                 KEVIN SIMPSON

And, and ... one other question ... I know it's maybe too early to give an answer to this, but, um, it, it looks like, you know, Global as a company is kind of heavily maybe overweighted, to jackups in the Gulf

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of Mexico, particularly with the market being where it is today. Is there any specific opportunities ... maybe, you know, that ... in ... that you already see here that, you know, you could more easily move rigs ... you know, into (Clears Throat) relationships that Santa Fe has, where Santa Fe didn't have the, uh, you know, the right piece of equipment? I mean, is there anything that's already come up in the areas that you could focus us on?

                                      STED

Kevin, there's nothing that's already come up, but the one market right now which continues to have a, a balanced ... balanced supply and demand and looks like they're going to be products for additional rigs would be Southeast Asia. Now I'm not projecting that we would move a rig any time in the future near term out of the Gulf of Mexico to Southeast Asia, but the point is, as I made earlier, that now ... if, if we want to move a rig out of the Gulf of Mexico, we basically have the ability to go to any market in the world. I think probably we should take some of the calls that are coming in on the phone, so why don't we switch to the phones for a few minutes now and, uh, and, and take those calls.

                                    OPERATOR

 Thank you. The first question will come from Louis Sarkes, Chesapeake Partners. Please go ahead.

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                                     LOUIS

Hi, it's Louis Sarkes. Thank you very much and congratulations. Um, first off, can you give us the, give me the background to the transaction? Um, you know, how long ... you know, what brought you all together and, you know, did, did either company ... seek alternatives looking at, you know, a number of different alternatives as well?

                                      STED

Since Bob's a senior statesman here, I think he's got a good answer to that question.

                                      BOB

Well, actually these two companies, as I eluded to in my opening remarks, have been talking to each other since their inception. Three consecutive sets of chief executive officers have talked about this combination, and the reason for it is because both companies are highly complementary and we've always recognized it was the perfect fit. Uh, we, uh, we believe that this creates a tremendous platform for our shareholders ... a tremendous platform for us to look at, uh, further consolidation of the industry, acquisitions and, or newbuilds.

                                     LOUIS

Okay ...

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                                      STED

To answer your question specifically, uh, Bob and I started talking about it about two years ago. But, uh ...

                                     LOUIS

Uh-huh.

                                      STED

 ... we've had a lot of admiration for each other for a long period of time. I think you had a second question, and I lost it.

                                     LOUIS

It was, you know, were there other alternatives explored, you know, in the, uh, investigation of talking, you know, potentially to other partners in the industry as well?

                                      STED

Well, I think over the last several years both of us have had conversations with a, with a number of other people. Uh, but, uh, I think Bob will agree with me on this ... we, both of us believe that this is the very best possible deal that, that we could have found, the best merger partner for Santa Fe certainly, and I'll let Bob speak to Global.

                                      BOB

No question about it. We've always thought that Santa Fe would be the perfect marriage partner and we were delighted that we were able to pull this off.

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                                     LOUIS

Okay. And you hope to close, um, well before year end, or you're going to hold it right until year end?

                                      STED

We'll close as soon as we can, but the lawyers tell us, uh, we'll be doing well to get it done by late in December. That's why we're saying year end.

                                     LOUIS

And finally, is due diligence ... have you completed due diligence on both sides?

                                      STED

We've completed pre-deal due diligence, which is the most significant. Obviously, there are a number of representations and warranties in the, uh, merger agreement and we'll be checking to make sure that all those, uh, representations and warranties are in fact valid, but I don't anticipate that we're going to find any issues.

                                     LOUIS

So it's ... it's not subject to due diligence which has been done, it's just, uh, subject to all the reps and warranties that have been made ...

                                      STED

Exactly.

                                     LOUIS

 ... being confirmed?

                                      BOB

And the other thing that you, you must also note is that a very significant shareholder, Kuwait Petroleum

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Corporation ... have agreed that they will vote their holdings, which are about
37 and a half percent of Santa Fe for the transaction. So I would say that the execution risk of this thing happening are very, are minimal.

                                     LOUIS

Thank you very much.

                                      STED

Let's take another, uh, phone call question please.

                                    OPERATOR

The next question will come from Magnus Fyhr from Jefferies and Company. Please go ahead.

                                      MAGNUS

Yeah, good morning and congratulations. Uh, most of my question has been answered, but, uh, one question on the, uh, on the size of the company. What do you deem as the optimal size ... you know, given that some of your largest competitor has ... still some, some, uh ... some bigger market share in the deep water market? Um, what, what do you think your optimal size going forward would be?

                                      STED

Well, I ... the way I would answer that is, is that I think there are particular markets where, where we would like to round out and have more presence, and I think you mentioned a very key one ... is, is the deep water market. Uh, with a significant start in that market, though, we see a, a, a good platform to

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grow on. And then going back to a question Kevin asked earlier ... were we to try to expand, that would obviously be, be one of our focus areas. The other thing I would say from ... getting a little bit away from a, a particular rig type ... is that, that undoubtedly across the spectrum we will be focusing on premium rigs at the top end. Um ... Bob, do you want to add anything to that?

                                      BOB

No, I have nothing to add. I, I think that, uh, we will consider those opportunities, and as I indicated, the thing about the financial strength of this corporation is that we have ... a lot of choices. We can choose to build, we can choose to buy or we can choose to merge.

                                      MAGNUS

Okay, great. And just, uh, one follow up on the cost savings. Uh, the 25 million that you mentioned, does that include, uh, your West Africa operation?

                                      STED

Uh, no, we've not even included that in that number. Santa Fe's ... uh, overhead there is, is very, very small. In fact, our managers there, our rig managers, they rotate out of the, in and out of the country, uh, rotating its own managers. Uh, we'll save a little bit there, but that's not a significant portion of it.

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                                      BOB

Most of the cost in West Africa are rig specific, and, uh, there will be very little opportunity for synergies in that arena.

                                      MAGNUS

Okay, great. Thank you.

                                      BOB

Let's take one more from the phones and then come back to the, uh, live.

                                    OPERATOR

Next question will come from Dan Pickering from Simmons and Company.

                                      DAN

Good morning, guys. Sted, I wanted to follow up on one of your slides where you talk about 63 percent contracted for your fleet. Is that 63 percent of rig days or of cash flow or what, what's the, the metrics there?

                                      STED

The method we used, Dan, as we always do is that 60 percent, 63 percent of rig days available.

                                      DAN

Okay.

                                      STED

Okay?

                                      DAN

And when you look at ... when you look at, uh, the Gulf of Mexico new market for Santa Fe ... obviously a market that Global Marine has been in for a long

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time ... can you talk to us a little bit about contracting strategy in the shallow water? It's primarily a short term market. Is there any thought to trying to turn it into a longer term market? I mean, what are you, what are you thinking there?

                                      STED

Well, it's, it's, it's not really so much the contracting strategy as it is the operating strategy and the types of wells that will be drilled and then the contracting strategy follows from that. Our newbuilds, uh, are, are really the only ... our newbuild jackups are the only Santa Fe jackups that we would be envisioning early on to come to the Gulf of Mexico. Obviously, we have a, an ability, as I mentioned earlier, to move other rigs there from around the world if we wanted to. But, but the focus is on the newbuilds. Our new jackups are, are, are deep drilling rigs. In other words, they're not going to compete on the shelf with the standard rigs that are already in the Gulf of Mexico. They're going to be drilling the 20 foot, 20,000 foot horizons that are below the salt in many cases ... that are deeper wells, that are more high pressured wells ... and, and, and this is really our bread and butter. And we believe as some of the majors, such as Shell and Anadarko move back up on the shelf, those programs are naturally going to be longer programs than the existing, uh, shorter term programs on, on the shelf for, for shallower

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depth drilling. So they probably will lend themselves to, uh, to longer contracts.

                                       DAN

So ... but, but would you anticipate any change to the contracting strategy of the shallow water assets themselves?

                                      STED

No, I don't really think so. I ... because you, you, again I think I've said many times ... the, the contracting strategy ... really is something that falls out of operations. And, and, and shallow water depth drilling in the Gulf of Mexico tends to be ... on, on a ... one or two or few well basis, and as a result, they're going to be relatively short term contracts.

                                      BOB

Dan, as you ... as you well appreciate the opportunity to go ... to go long term in the Gulf of Mexico is always very limited. And clearly there are opportunities ... When those opportunities occur, we'll certainly, certainly look at them and be aggressive in pursuing them. But most of the Gulf of Mexico is a well to well spot market. You're lucky if you can line up two or three wells in a row even during the best of times. So I think the strategy will be to continue to employ the assets at the highest possible day rate, but always with a view of locking in term at an attractive day rate.

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                                      DAN

Okay, I guess that's where I was headed, which was ... there wouldn't be an urge to lock in longer term contracts at current prices, given that we've heard some majors maybe a bit more interested in that given pricing now that it's come off.

                                      STED

No, it wouldn't be.

                                      BOB

No, you've got an absolutely unqualified no from both of us.

                                   (LAUGHTER)

                                       DAN

Great, thank you.

                                      STED

Let's go back to the, uh, conference room. Let's take a few questions in here. Could you bring the microphone up please?

                                     ROBIN

Uh, Robin Shoemaker, Bear Stearns. Wanted to, uh, ask you to elaborate if you could a little bit about the statement in your press release that this will be moderate--, moderately accretive to earnings in 2002 and substantially accretive to cash flow. Really along two issues: one is, uh, obviously part of the benefit comes from the lower tax rate on the, on the company. Is that, is that part of the reason it's accretive? And the other issue is ... there's an embedded assumption about the Gulf of Mexico

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that's in that statement about is it accretive or not accretive to earnings. Uh, and what, what is that assumption about the Gulf of Mexico in 2002?

                                      STED

Well, the assumption about the Gulf of Mexico is, is, is a, a, a, a relatively modest recovery in 2002, which, which leads to that particular sort of number. But it doesn't need to be a, a, a very large recovery. There's some other things that lead to that number ... that, that, that allow us to be accretive. You mentioned one. It is, it is the taxes, obviously. Um, another one is, is that by doing the transaction at this rela--, relatively, uh, low market price in terms of where our stocks have traded ... the write up is relatively small. The amount of the write up that goes into good will, obviously does ... under new purchase accounting rules doesn't get amortized, so the, the write up of the existing fleet is something around 700 million dollars. So we're not taking a huge write up, so we don't have a really huge, uh, depreciation nut that we have to deal with. Uh, let me just ask, uh, Matt or Seals if you have any further clarification on that one. You both have worked with the numbers as we've gone through this.

                                 SEALS MCCARTY

Uh, perhaps one additional comment. There is an opportunity that, uh, Global does have some debt and has interest expense going forward. Santa Fe

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does not, but has new construction. From a P&L point of view, we're able to capitalize interest on that which helps obviously. It's a non-cash item, but it does help our EPS.

                                   MATT RALLS

Let me mention, too, Robin, that ... when you talk about the embedded ... assumption about the Gulf of Mexico day rates, we're talking about accretion versus the street estimates that are out there. So it's really what the estimates you all have made for the Gulf.

                                      MAN

Yeah ...

                                      STED

How about right over here?

                                   MR. SIEGAL

Yves Siegal with, uh, First Union. Have you, uh, seen any ...
competitive disadvantage in terms of trying to compete with, uh, the big behemoth out there Transocean? And, and the same question, just asking you a, a different way. Do you anticipate your relationship with your customers, uh, changing in, in any way that, that might be a, uh, benefit going forward?

                                      STED

Well, I would say that I, I never felt that we had a, a significant competitive disadvantage competing with, uh, with that behemoth out there that you mentioned

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in any case. Certainly the combined company will be able to compete much, much better because of the spread that we have of equipment, uh, around the world. Uh, and, and, and the second part of your question?

                                   MR. SIEGAL

Do you see your relationships changing or evolving with your customers?

                                      STED

I think ... I'm going to back up a little bit. We've seen that happening even before this transaction. It's one of the drivers behind the transaction. All of the super majors have been talking to most of the significant contract drillers about a long term contracting strategy. Uh, nothing has really been worked out yet in terms of exactly how it's going to shape up, but it's clear to me that, that our major customers ... are strongly considering the kind of relationship where, where they will have ... preferred drilling contractors, a few preferred drilling contractors, and, and, and they will deal with those contractors as much and as often as they can. And that's again one of the drivers behind this, this particular merger is, is we see that that's coming and we want to be able to respond to it. Bob, I don't know if you have anything to ...

                                      BOB

No, I think you covered it pretty well.

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                                   MR. SIEGAL

Thank you.

                                      STED

Thank you. One more and then we'll go back to the phones. Right back there. Yes?

                                     GRANT

Good morning. Grant Porbridge(?) from Prudential Securities. In light of the recent consolidation with Transocean and Pride Marine, uh, can you give us some insight to how much homework has been completed to ensure that there won't be, uh, any problems with regulatory authorities in the US or otherwise from a competition point of view?

                                      STED

Sure. As part of the, uh, due diligence process of analyzing the deal, our lawyers took a very good look at our market concentration in all the markets where we serve. As Bob said, this is still a very fragmented industry, and we don't anticipate that we will have any problems with anti-trust either. The only places you'd even consider it would be the US or the UK, and, and we won't have a large enough market share that, that that would become an issue. So we don't anticipate any problem there. Let's go back to the phones for a few questions now if we can.

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                                    OPERATOR

Your next question will come from Terry Darling from Goldman Sachs. Please go ahead.

                                     TERRY

Thanks. I had a, a quick question on, uh, on the shares outstanding and I was hoping to get you to talk a little bit about the, uh, outlook for the various markets that you're in. Um, on the shares outstanding 233 in the press release, it looks like that's driven off of the, the primary shares outstanding count. Uh, you know, it would look like 242 or 243 ... on a fully diluted basis, unless something changes with the, uh, the fully diluted calculation. Am I missing something there? Just help me with a little clarification there.

                                      STED

No, Terry, I think you're pretty close. 233 on a ... on a, on a shares outstanding basis. Uh, on a, on a diluted basis for, uh, options in the money, about 235 ... and then on a, on a ... if we, we count the convertible in there
 ... takes us up to about 240.

                                     TERRY

Okay, thank you. And then on the market outlook, I guess on, on the Gulf jack up market, you know, Bob, are we ... you know, have we seen the, the ... the softening ... cease and desist here? Does it look like things are still ... you know, uh, pretty shaky? Do we have visibility on a bottom yet? Um, and then I guess on the North Sea market ... um, one of ...

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your competitor's, uh, jackups I guess has gone idle recently. Wondering if you see some, some new softness in the North Sea or, uh, or just what you're seeing there.

                                      BOB

Well Terry, as it relates to the Gulf of Mexico I think that ... first, all of our rigs ... jack up rigs from the Gulf of Mexico are fully employed. We have a little back log behind them, which is sort of typical ... well or two. And what we're seeing is the rates probably have bottomed out. We really believe that we are going to see the rates starting to improve as we get towards the end of the year in the Gulf of Mexico. Global historically has 100 percent utilization in the Gulf, even during the ... the real severe down turn of '99, our rigs were fully employed. We'd anticipate that to continued ... to, to continue. I'm a little surprised about the comment about the North Sea, because we find just the
 ... to the contrary, that market is extremely strong, and you're beginning to see fixtures at improved rates for term there. So, uh, our rigs in that area are fixed and the ones that aren't fixed have very good potential for continuing work at higher rates.

                                      STED

I'd say the same thing, Terry, with regard to the North Sea. Uh, uh, the HDHEs in our fleet are working the Brits on their long term contract ... if

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there's any potential soft spot coming up, I would say it's in semis. Uh, as the summer drilling season winds down it's, it's possible that, uh, that, that we can see some, some, uh, idle capacity in standard semis in the North Sea, but certainly not in the jack up arena.

                                     TERRY

Thank you very much.

                                      BOB

Let's have another phone question.

                                    OPERATOR

You next question will come from Jim Wicklund from Bank of America Securities. Please go ahead.

                                      JIM

Good morning, guys. Sted, are you, uh, are you and Seals and Richard all moving to Houston?

                                   (LAUGHTER)

                                      STED

I think that's the plan.

                                      JIM

Okay. Bad news is it's a better housing market than we have in Dallas.

                                   (LAUGHTER)

Um, it, it did seem, uh, completely even on, on anything. Are there any, uh, any discussions on ... I mean, Bob, are you planning on being here for a long time, or is this ... the Halliburton Dresser deal? I know it was ... uh, Bradford was only going

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to stay awhile. Are there any retirement plans by anybody on the call?

                                      BOB

Well, I certainly am planning to be here for a while, but I'm going to be here as chairman of the board, which means my focus is going to be on governance. The real guy who's got the ball now, where the buck stops will be the chief executive officer which will be Sted Garber.

                                      STED

If Bob tried to bail out on me any time soon ...

                                   (LAUGHTER)

 ... I would, uh, do everything I could to bring him back, but he's not going to do that. I think, uh, his presence is real important to making sure that we have a balanced transition, and, uh, and, and I think that we're going to just work extremely well together.

                                      JIM

Okay, guys. Good job. Congratulations.

                                   BOB / STED

Thank you.

                                      STED

Thank you. Let's take another one from the phones please.

                                    OPERATOR

Your next question will come from Michael LaMotte from J.P. Morgan. Please go ahead.

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                                    MICHAEL

Let me offer my congratulations, too, gentlemen. Uh, two quick questions. The first has to do with, uh, the issue of, of history and timing, and, and really what I'm trying to get at here is ... is what was the catalyst this time around? With so many discussions going on for, for so many years ... how, how did we finally get to this point? And the second question has to do with, uh, the taxable nature of the transaction. Uh, if you could give some details to how that came about.

                                      STED

Sure, I'd be happy to. I'll start it at least. One of the big things was the change in the accounting rules. Before, when everybody had to use purchase accounting, you would have normally expected a deal like this to be done under pooling. As a result, there wouldn't have been any asset write-up, and as a result, you wouldn't have a ... a big problem with ... with ... with depreciation and amortization of, uh ... of ... of ... of the write-up. Santa Fe could not participate in pooling because before you can do a pooling, you have to be less than 50 percent owned by any investor for at least two years. So we were frozen out of the pooling market. Uh, once purchasing became the only option available, then it was a level playing field and ... and everybody had to

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play under those same rules. Then the second issue comes along, which I mentioned earlier, which is at a high market price, the asset write-up that's required and the goodwill write-up reflects the difference in the, uh, share price of the stock, um, over your ... over your book value. Um, that does not enable you to have a accretive deal if you have a huge dilution item coming in. Now, a number of analysts say, "Don't worry about book earnings. Worry about cash flow," but a number of analysts are still telling us, "No, you'd better take a look at your book earnings." With the market where it is and with the new accounting rules, this was the perfect time to do a deal, and then in addition to that you had our stock prices acting in a way that ... that they were really relatively close together, so we were able to reach an exchange ratio which reflected the future value of the company and the contributions from each side without it automatically calculating some huge premium. So, the ... the timing was perfect, and ... and I'm delighted that we were able to put it together right now. Um, again, Seals or Matt, I'd ask you to ask the tax question.

                                      MATT

The tax question's pretty straightforward by virtue of ... of us owning more than 50 percent, uh, in a

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transaction with a foreign corporation, it makes it taxable to our shareholders.
It will not be taxable to Santa Fe shareholders.

                                     MICHAEL

Thanks, guys. Again, congratulations.

                                      STED

Let's take another one from the phones, please.

                                    OPERATOR

Yes. The next question will come from Philip Dodge from Ryan Beck. Please go ahead.

                                  PHILIP DODGE

Good morning, everybody. My question was on the geographic deployment that's been, uh, largely answered. But let ... let me circle back from another direction on that. Is there any assumption on a change in geographic deployment incumbent in your estimates for accretion in 2002, and six to 12 months from now do you expect the geographic deployment to be different than it is now?

                                      STED

I think as far as the talk about 2002, that would include any mobilizations that have been announced, but nothing beyond that. In other words, we haven't assumed any ... any further mobilizations in ... in calculating those numbers.

                                  PHILIP DODGE

Okay.

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                                      STED

As far as a year from now, it depends. It, uh ... I think there's a reasonable chance that, uh, you could see from the Santa Fe side a move from ... of one of our rigs or so from one of the international markets to another. Uh, depending on how fast and how well the Gulf of Mexico recovers, I think it's entirely likely that you could see a decision to move a rig from that market. But the most important thing is that it really depends on, uh ... on what the markets show us.

                                  PHILIP DODGE

Okay. Thanks very much.

                                      STED

Let's come back to the conference room. I think we had a question behind Arvind. Please.

                                   JAMIE STONE

Jamie Stone from UBS Warburg. Can you just give us a sense of what the treatment of ... of options is going to be? Is it going to ... are options just basically going to be traded share for share, like the exchange ratio, or is there a cash out on the options? Could you just give a sense of that?

                                      STED

Seals, maybe you could help me with that one.

                                      SEALS

Yeah. It'll be ... it'll be exchange one for one. Well, the exchange ratio will be exchanged and the options will vest immediately ... in other words, run to their extended period.

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                                      STED

There's no cash out range, anything like that?

                                      SEALS

No cash out ...

                                      STED

I think there was another question over here somewhere.

                                      SEALS

I think Arvind had one.

                                      STED

Arvin?

                                      ARVIND

I've got a couple of follow-ups. One is, Bob, you said you were confident that the Gulf of Mexico jackup market had bottomed out, and I was wondering what gave you that comfort. And secondly, we've seen I guess now in the last one year between Transocean R&B and Pride Marine, and in your consolidation, the jackup market has consolidated somewhat. One of the frustrations for many executives in this industry has been the extreme volatility in day rates. Does ... do we have the market structure any better with these consolidations where we can see less volatility?

                                       BOB

Well, clearly consolidation helps in terms of volatility, Arvind, and I'm con-
 ... I'm hopeful that when the Pride Marine deal gets done that we will see less volatility.

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In terms of why I feel that way that the Gulf of Mexico has bottomed out, it really has to do with the kind of inquiries we're getting and ... and what we're hearing from our major oil company customers, and also the independents, which are indicating that the fourth quarter they anticipate getting back to work. Now, clearly that's dependent upon what happens to natural gas. If we see natural gas fall from current levels, then those plans may change. But as we understand it, most companies in the 250 or so million range you're going to see activity levels are going to be increasing throughout the rest of this year.

                                      STED

Let's take one more from the floor and ...

                                      KURT

Yes, Kurt Hallad Merrill Lynch. Bob, just one more follow-up on that. So it's basically an indication based on prospectivity that natural gas prices will improve, that the companies will come back into the market in the fourth quarter. And I just want to make that clear on the Gulf of Mexico. Is that correct?

                                       BOB

That's exactly what we're hearing, Kurt, is that given what most people expected to happen to natural gas in the Gulf of Mexico, the program should be firing back up as we move closer to the fourth quarter of the year.

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                                      STED

Why don't we go back to the phones for a while. Are there any more phone questions?

                                    OPERATOR

Yes, we do have a few more questions on the phone. The first question will come from Bo McKenzie from RBC Dain Rauscher Wessels. Please go ahead.

                                  BO McKENZIE

My question has been answered. Thank you.

                                      STED

Thank you. Any others from the phones?

                                    OPERATOR

Yes. The next question will come from Matt Conlan from ABN Amro. Please go ahead.

                                   MATT CONLAN

Yes, my questions have been answered, but I do have a follow-up on the taxable nature of the Global Marine shareholders. Are they locked into a ... a sales price of 16.82, or will that be adjusted as the deal gets finalized?

                                       BOB

No, the ... the Global Marine shareholders receive .665 shares of the new company at the time the transaction closes. It's a fixed ratio, but the number is not fixed today.

                                   MATT CONLAN

Okay. Terrific. Thank you very much.

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                                      STED

Any other questions on the phones?

                                    OPERATOR

Yes sir. The next question will come from Wes Maat from Drescner Kleinworth. Please go ahead.

                                    WES MAAT

Uh, let me add my congratulations, gentlemen. Two questions. Can I elicit a little bit of help on the tax rate? Second quarter tax rate for Global was 27 percent. It was 14 percent for Santa Fe. Any guidance in terms of 2002?

                                      STED

Seals?

                                      SEALS

Yeah. Hi, Wes.

                                    WES MAAT

Hi.

                                      SEALS

We would expect to be able with the tax efficiencies that we can gain in '02 to move that rate down. Uh, the combined rate with both an improved earnings profile for both of us would be in the 15, 16 percent range.

                                    WES MAAT

Super. Fifteen, sixteen percent.

                                      SEALS

Yes.

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                                    WES MAAT

Um, in terms of deferred versus cash, is there any guidance on that?

                                      STED

Matt, maybe you want to ...

                                      MATT

Well, let me go back just for a minute, Wes, and say that just for clarification that on the 27 percent, that, uh, reflected a ... a discrete period charge with regard to our sale of our asset and our tax rate is actually more along the lines of, uh, 22, 23 percent, something in that range. Uh, as far as current versus deferred, uh, that's not going to change materially from ... if you put the two companies together the way it's been historically. I mean, we're ... there's ... in the way we will go forward, our existing stract- ... structure gives us a lot of the same benefits that we would have under the, uh, Santa Fe foreign ownership, so you're not going to see much of a change there.

                                    WES MAAT

Okay. And the second question, if I may. If either of you were to walk away for whatever reason, um, could you tell us what the termination, slash, walk-away fees would be?

                                      STED

A hundred and twenty million dollars.

                                    WES MAAT

Each?

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                                      STED

Either ... who ... if one walks away, he pays the other $120 million ...

                                    WES MAAT

Okay.

                                      STED

That's in the face of a, uh ... of a higher competing offer.

                                    WES MAAT

Okay.

                                      STED

But I think, as Bob said, uh, this ... this deal has a ... has ... has a tremendous, tremendous probability of getting done because KPC has entered into a shareholder voting agreement. They have already agreed to sh- ... vote their
 ... their 38 percent of our stock in favor of the deal.

                                    WES MAAT

Yeah. And in terms of, uh, additional (?), you kind of alluded a couple of times, there was potential that you could do some acquisitions. How would that be handled if it as a material acquisition? Would you have to go ... you know, put together some kind of a ... a committee or board to handle this, or ... I mean, in terms of going after a sizeable acquisition before the transaction is consummated?

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                                      STED

Oh, I don't think we would do one before the transaction is consummated.

                                    WES MAAT

Okay.

                                      STED

That's, uh ... that ... that ... that really is not feasible. Um, and as to how you might do it beyond that, obviously anything of that significance comes to the board of directors, and, uh, the board of directors would have to make the ultimate decision.

                                       BOB

Sted and I see absolutely eye to eye on this point. We think that the ... the job, one, is making sure that we execute on this combination and be sure that we don't have the kind of problems that some of our peer groups have had in terms of consolidations. So ... but as we've also indicated, because of the similarity between philosophies and cultures, we expect that combination to go very ... very quickly and very smoothly. But we do need to get that under our belts before we consider ... consider what the next large transaction might be.

                                    WES MAAT

Best of luck, guys.

                                      STED

Thank you. Let's take another one from the phones, please?

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                                    OPERATOR

The next question will come from Ken Sill from CS First Boston. Please go ahead.

                                    KEN SILL

Thanks. All my questions have been answered.

                                      STED

Thanks, Ken. We're going to come back to the floor and, uh, take a question from Kevin.

                                      KEVIN

Thanks, Sted. I have a KPC question. Is there any ... are there any lock-ups on that stock, I mean, any affected because of the way, you know, the transaction went ahead, and, um, what kind of representation are they going to have on the combined board?

                                      STED

There are no lock-ups with regard to the KPC stock. They will have three directors on the new board, out of 14, which is proportionate to their roughly 18 percent ownership.

                                      KEVIN

And, Bob, the fact that that's out there and overhanging, did that come into your thinking in ... in terms of, um, the ratio and then, you know, the deal itself?

                                       BOB

Well, it sure did, but, uh, two points about that. One is that's a ... that's certainly a less of an issue with this company where their joint ownership will be less

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than 20 percent. Secondly, having observed how the Kuwaitis have acted on their
 ... in their role as ... as board members for Santa Fe, we've become quite comfortable that they always act in what's in the best interests of the company. I would commend them for the way they moved at warp speed to, uh ... to gain approval and to ... to help us facilitate this transaction.

                                      STED

They really did. I have to second that, uh ... Many of you know when we had our public offering in 1997, there was a ... a lot of learning, and it took a long time to get to the market. We moved much more quickly last spring, but, uh, boy, I'll tell you. That KPC organization in this transaction really really moved quickly and professionally. Any further questions from the phones?

                                    OPERATOR

Yes. We do have another question. The next question will come from George Gaspar. (Overlap)

                                  GEORGE GASPAR

My quest- ...

                                    OPERATOR

(Overlap) are you there? Please go ahead.

                                  GEORGE GASPAR

Thank you. Questions have been answered.

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                                      STED

Okay. Any more from the phones?

                                    OPERATOR

Yes. The last question will come from Bob Goodof of Loomis Sayles. Please go ahead.

                                   BOB GOODOF

Most of the questions have been answered, but your comment on the 63 percent contracted I assume is Q4 to Q3 2002? Any other comment on ... before full year 2002?

                                      STED

Well, that's for the next 12 months, basically the 12 months going forward from, uh ... well, we haven't done ... well, it's the next 12 months from ... from ... let's see. We do ours ... from August.

                                   BOB GOODOF

Okay. So essentially Septmeber 1 to ... to August 31st.

                                      STED

Yes.

                                  GEORGE GASPAR

And I ... I just got access to the slides, but that's a total debt, not a net debt of 17 percent. Looks like to- ... net debt is five percent or so.

                                      STED

That's exactly right.

                                  GEORGE GASPAR

Okay. Thank you.

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                                       MAN

You're very welcome. Um, I see that there are no more phone questions. Are there any more questions from the live audience? Well, in that case, on behalf of, uh, Bob and myself, I certainly want to thank you for your participation and for your interest, and we both look froward to talking to you in the future and showing you a real merger of equals working. Thank you.

                                  (MUSIC)

                                  (END OF TAPE)

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